Exhibit 99.1

NEXA PROVIDES UPDATE ON ITS OPERATIONS DUE TO COVID-19 GLOBAL OUTBREAK

Luxembourg, March 18, 2020 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) announces that operations at Cerro Lindo, Atacocha and El Porvenir mines are temporarily suspended, while Cajamarquilla smelter is temporarily reduced in accordance to the recent announcement of the Peruvian government to the mining sector, in response to COVID-19 global outbreak.

Mining activities will be limited to critical operations and maintenance, with a reduced workforce during the quarantine period (15 days) stipulated by the Peruvian government.

During this period, Cajamarquilla smelter is expected to operate at approximately 50% of its nominal production capacity and also with a reduced workforce.

Mining and smelting operations in Brazil have been operating normally, taking all necessary measures to help protect our employees.

Construction activities at the Aripuanã project have not yet been affected. Additional safety measures and procedures are being discussed with our contractors to mitigate any potential impact of the global outbreak, including a revision of the construction schedule.

As previously announced, the potential impact on Nexa’s 2020 operational guidance is still uncertain. In addition, the Company is re-evaluating its capital expenditures and operational expenses, including project development and exploration investments. Nexa is also evaluating impacts of the outbreak with its suppliers, clients and contractors and addressing them as appropriate.

Nexa reinforces its commitment to the health and safety of its employees and contractors will keep the market informed of further developments.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2019 and also one of the top five metallic zinc producers worldwide in 2019, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project development, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601

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